SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

Commission file number: 001-10533	Commission file number: 001-34121
Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)
6 St James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Julie Parent, T: 514-848-8519
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

___ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure
This Specialized Disclosure Form (“Form SD”) of Rio Tinto plc and Rio Tinto Limited (hereafter “Rio Tinto”) is being filed in accordance with Rule 13p-1 under the Securities Act of 1934 (“Rule”) for the reporting period ending December 31, 2023. The Rule imposes disclosure requirements of certain information when a company manufactures or contracts to manufacture products for which the Conflict Minerals (defined below) are necessary to the functionality or production of those products. The term “Conflict Minerals” means cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives which are limited to tantalum, tin and tungsten.

Rio Tinto's business is finding, mining, and processing mineral resources. Products including aluminum, copper, diamonds, industrial minerals (borates, titanium dioxide, iron ore pellets and concentrate and salt), iron ore, metallic powders, gold, silver, sulfuric acid and molybdenum.

Rio Tinto undertook an assessment of all of its products and identified one subsidiary of Rio Tinto that is within the scope of the Rule: Kennecott Utah Copper LLC (“Kennecott”).

Based on a reasonable country of origin inquiry (“RCOI”), Rio Tinto has no reason to believe that the Conflict Minerals contained in its products originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”).

Kennecott
Kennecott is based in the United States of America and produces gold bars. Kennecott’s gold production is certified by the Responsible Jewellery Council Chain of Custody Certification (C0000 0171) and the London Bullion Market Association Responsible Gold Certificate. As part of Kennecott’s raw materials purchasing procedure for the production of gold bars, a component of the chain custody management system requires that all purchased copper concentrate and gold slime materials have a certificate of origin. Kennecott has used this data to complete the RCOI and confirm that gold used in Kennecott’s gold bars did not originate in the Covered Countries. Kennecott is listed on the Responsible Minerals Initiative Conflict Free Gold Refiners List (CID000969) as compliant with the relevant Responsible Minerals Assurance Process.

In accordance with Rule, the Form SD is posted on Rio Tinto’s web site at
www.riotinto.com/sustainabilityreporting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	April 16, 2024	Date	April 16, 2024